Westland Development Co., Inc.

401 Coors Boulevard, NW

Albuquerque, New Mexico 87121

August 8, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Preliminary Proxy Statement of Westland Development Co., Inc.

Ladies and Gentlemen:

Westland Development Co., Inc., a New Mexico corporation (the “Company”), hereby transmits for filing with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, the Company’s preliminary proxy statement and form of proxy card relating to the special meeting of the shareholders of the Company to be held on or about October 3, 2006.

At the special meeting, the Company’s shareholders will be asked to consider and vote to approve an Agreement and Plan of Merger, dated as of July 19, 2006, by and between the Company and SCC Acquisition Corp. (“SCC”), pursuant to which, among other things, SCC will be merged with and into the Company with the Company as the surviving corporation.

The attached proxy is substantially similar to the definitive proxy the Company filed on April 6, 2006 to approve a merger agreement with another bidder for $266.23 per share at a special meeting that was held on June 8, 2006. The SEC chose not to review the Company’s April 6th proxy statement. The merger proposal was postponed at the Company’s June 8th special meeting in light of SCC’s offer, which was eventually accepted on substantially identical terms as the prior merger agreement but at a price of $315.00 per share. The Company’s merger proposal has been pending now for over ten months, so the Company is interested in obtaining shareholder approval of the merger agreement as quickly as possible. It is the Company’s intention to commence mailing its definitive proxy materials to its shareholders on or about August 19, 2006.

Please send a copy of any correspondence in connection with the preliminary proxy statement to each of:

Westland Development Co., Inc.

401 Coors Boulevard, N.W.

Albuquerque, New Mexico 87121

Attention: Linda Blair, Vice President

Phone: (505) 831-9600

Fax: (505) 831-4865

and

Securities and Exchange Commission

August 8, 2006

Jones Day

222 East 41st Street

New York, New York 10017-6702

Attention: Thomas W. Bark

Phone: (212) 326-7815

Fax: (212) 755-7306

If you have any questions concerning the enclosure, please contact me at your convenience.

Very truly yours,

Robert S. Simon